Akari Therapeutics, Plc

22 Boston Wharf Road, FL 7

Boston, MA 02210

September 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-7553

Attention: Doris Stacey Gama

Re:	Akari Therapeutics, Plc

Registration Statement on Form S-3

Filed September 6, 2024 (File No. 333-281995)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akari Therapeutics, Plc (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-281995) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:05 P.M., Eastern Time, on September 13, 2024, or as soon thereafter as is practicable.

Please contact Justin S. Platt, Esq. of Goodwin Procter LLP, counsel to the Company, at (212) 459-7340 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

[Remainder of the page intentionally left blank]

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Samir R. Patel, M.D.
	Name:	Samir R. Patel, M.D.
	Title:	Interim President and Chief Executive Officer